Ventures C&A LLC
Balance Sheet
As of September 30, 2021

	Sep 30, 21
ASSETS	
Current Assets	
Checking/Savings	
SCCU-Savings7732	5.00
Space Coast Credit Union-7567	7.30
Total Checking/Savings	12.30
Total Current Assets	12.30
Fixed Assets	
Sewing Machine	577.00
Total Fixed Assets	577.00
Other Assets	
Inventory	
Umbrellas	18,728.20
Total Inventory	18,728.20
Materials	1,166.72
Total Other Assets	19,894.92
TOTAL ASSETS	**20,484.22**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan	3,820.00
Total Other Current Liabilities	3,820.00
Total Current Liabilities	3,820.00
Total Liabilities	3,820.00
Equity	
Capital Stock	47,874.98
Opening Balance Equity	211.85
Retained Earnings	-21,735.82
Shareholder Distributions	-1,000.00
Net Income	-8,686.79
Total Equity	16,664.22
TOTAL LIABILITIES & EQUITY	**20,484.22**

Ventures C&A LLC
Profit & Loss
January through September 2021

	Jan - Sep 21
Ordinary Income/Expense	
Income	
Other Income	6,491.12
Sales	165.44
Total Income	6,656.56
Gross Profit	6,656.56
Expense	
Advertising and Promotion	2,350.36
Automobile Expense	166.31
Bank Service Charges	902.50
Computer and Internet Expenses	125.14
Continuing Education	354.00
Contractor Services	2,600.00
Dues and Subscriptions	110.00
Licences	50.00
Meals and Entertainment	197.34
Membership Fees	161.00
Office Supplies	240.93
Parking and Toll Expense	1.85
Postage and Delivery	92.40
Printing and Reproduction	493.18
Professional Fees	360.00
Software Expense	5,527.27
Telephone Expense	253.00
Travel Expense	142.84
Total Expense	14,128.12
Net Ordinary Income	-7,471.56
Other Income/Expense	
Other Expense	
Ask My Accountant	1,215.23
Total Other Expense	1,215.23
Net Other Income	-1,215.23
Net Income	**-8,686.79**

Ventures C&A LLC
Statement of Cash Flows
January through September 2021

	Jan - Sep 21
OPERATING ACTIVITIES	
Net Income	-8,686.79
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Loan	-100.00
Net cash provided by Operating Activities	-8,786.79
FINANCING ACTIVITIES	
Capital Stock	9,371.00
Shareholder Distributions	-1,000.00
Net cash provided by Financing Activities	8,371.00
Net cash increase for period	-415.79
Cash at beginning of period	428.09
Cash at end of period	**12.30**